Exhibit 99.1

Consent of Educa Estudos de Mercado S.A.

We hereby consent to (1) the use of and all references to the name of Educa Estudos de Mercado S.A. (including the brand “Educa Insights”) in the annual report on Form 20-F for the year ended December 31, 2022 of Vitru Limited (the “Company”) and any amendments thereto (the “Annual Report”) and any other filings with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, or any correspondence with the SEC by the Company; including, but not limited to, the use of the information supplied by us and set forth under the “Presentation of Financial and Other Information” and “Item 4. Information on the Company” sections of the Annual Report; and (2) the filing of this consent as an exhibit to the Annual Report by the Company for the use of our name, brand and information cited in the Annual Report, including without limitation in the above-mentioned sections of the Annual Report.

Sincerely,

By:	/s/ Daniel Infante
	Name:	Daniel Infante
	Title:	Founding partner

April 28, 2023